EXHIBIT 99.8

BetterLife Pharma Highlights Advantages of BETR-001 – a Potent Neuroplastogen

VANCOUVER, British Columbia, December 4, 2025 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company, focused on development of BETR-001, its proprietary non-hallucinogenic derivative of lysergic acid diethylamide (“LSD”).

Following recent news from a Phase 2 trial showing LSD microdosing is ineffective for depression, BetterLife highlights BETR-001's advantages over LSD. BETR-001 remains non-hallucinogenic even at high doses, as shown in our previous publication, and does not induce tolerance with repeated use, meaning that BETR-001 can be dosed on a chronic or repeated basis. Preclinical studies indicate that neuroplastogenic effects require sufficient dosing. Since BETR-001 can be administered at full dose without hallucinations, it maintains its effectiveness following repeated dosing.

Dr. Ahmad Doroudian, CEO of BetterLife, commented, “The importance of being able to give full doses of BETR-001 without hallucinations cannot be over-emphasized. Microdosing of psychedelics is often touted as the path forward to avoid the hallucinations of psychedelics full dosing and the need for treatment in specialized clinics with monitoring under special treatment protocols, which require in-clinic time of 8 to 12 hours. BETR-001 overcomes all these hurdles and can be administered at its full effective dose without any hallucinations.”

Dr. Doroudian further commented, “We are completing the last remaining BETR-001 IND-enabliing studies and plan to file the IND and begin human clinical trials by 2H 2026. Our initial scope is to develop BETR-001 for treatment of Traumatic Brain Injury (“TBI”), cluster headaches and migraine. BETR-001 also has potential for treatment of a broad range of psychiatric disorders and they will also be explored as the compound’s development life cycle moves forward.”

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing BETR-001 to treat various neurological disorders. BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of various neurological disorders, until around 2042.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 1-604-221-0595

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